UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-8061

Frequency Electronics, Inc.
(Exact name of registrant as specified in its charter)

55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553
(516) 794-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Frequency Electronics, Inc. 401(k) Savings Plan (the “Plan”)
(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(1)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12g-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 700

* Frequency Electronics, Inc. (the “Registrant”) has determined that because employer securities are issuable under the Frequency Electronics, Inc. 401(k) Savings Plan solely as employer contributions, interests in such Plan need not be registered under the Securities Act of 1933, as amended; accordingly, the Registrant has amended its Registration Statement on Form S-8 (Reg. No. 333-40506) to withdraw the registration of such plan interests.   As a result and pursuant to SEC Release 33-6188, Form 11-K annual reports no longer need to be filed thereby.

Pursuant to the requirements of the Securities Exchange Act of 1934, Frequency Electronics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: FREQUENCY ELECTRONICS, INC.
Date: April 12, 2013	By: /s/ Alan Miller Name: Alan Miller Title: Secretary, Treasurer and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Frequency Electronics, Inc. 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: FREQUENCY ELECTRONICS, INC. 401(K) SAVINGS PLAN
Date: April 12, 2013	By: /s/ Markus Hechler Name: Markus Hechler Title: Trustee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.